Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4

Item 2	Date of Material Change February 22, 2016, February 23, 2016 and March 1, 2016

Item 3	News Release The news releases dated February 22, February 23 and March 1, 2016 were disseminated through Marketwire and filed on SEDAR.

Item 4
Summary of Material Change

On February 22, 2016, Pretivm announced its intention to file a preliminary prospectus supplement dated February 22, 2016 to its short form base shelf prospectus dated July 16, 2014, in connection with a marketed offering of its common shares expected to raise total gross proceeds of approximately US$120,000,000 (the “Offering”).

On February 23, 2016, Pretivm announced that it had entered into an underwriting agreement with a syndicate of underwriters, in connection with the Offering. CIBC Capital Markets, RBC Capital Markets and Scotiabank were the lead underwriters in a syndicate that included BMO Nesbitt Burns Inc., Citigroup Global Markets Canada Inc., Cormark Securities Inc., GMP Securities L.P., Numis Securities Limited, Roth Capital Partners, LLC, Canaccord Genuity Corp., Rodman & Renshaw a unit of H.C. Wainwright & Co. LLC and Pareto Securities Ltd. (collectively, the “Underwriters”).

The Underwriters agreed to purchase 26,210,000 common shares at a price of US$4.58 per common share (the “Offering Price”) for gross proceeds of approximately US$120 million. The Offering was made under a prospectus supplement dated February 23, 2016 to Pretivm’s short form base shelf prospectus dated July 16, 2014. The Underwriters were granted an over-allotment option to purchase up to an additional 2,174,000 common shares at the Offering Price, exercisable for a period of 30 days following closing.

On March 1, 2016, Pretivm announced the closing of the Offering of 28,384,000 common shares at a price of US$4.58 per share for aggregate gross proceeds of US$129,998,720, which included the exercise of the full amount of the over-allotment option of 2,174,000 common shares.

The net proceeds of the Offering will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On February 22, 2016, Pretivm announced that it intended on filing a preliminary prospectus supplement dated February 22, 2016 (the “Preliminary Supplement”) to its short form base shelf prospectus dated July 16, 2014, in connection with a marketed offering of its common shares (the “Offering”). The Preliminary Supplement was filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec as well as with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Offering was conducted through a syndicate of underwriters led by CIBC Capital Markets, RBC Capital Markets and Scotiabank and was expected to raise total gross proceeds of approximately US$120,000,000. Pretivm granted the underwriters an over-allotment option to purchase up to an additional US$10,000,000 of common shares, exercisable for a period of 30 days following closing.

On February 23, 2016, Pretivm announced that it had entered into an underwriting agreement with a syndicate of underwriters, in connection with the Offering. CIBC Capital Markets, RBC Capital Markets and Scotiabank were the lead underwriters in a syndicate that included BMO Nesbitt Burns Inc., Citigroup Global Markets Canada Inc., Cormark Securities Inc., GMP Securities L.P., Numis Securities Limited, Roth Capital Partners, LLC, Canaccord Genuity Corp., Rodman & Renshaw a unit of H.C. Wainwright & Co. LLC and Pareto Securities Ltd. (collectively, the “Underwriters”)

The Underwriters agreed to purchase 26,210,000 common shares at a price of US$4.58 per common share (the “Offering Price”) for gross proceeds of approximately US$120 million. The Offering was made under a prospectus supplement dated February 23, 2016 (the “Supplement”) to Pretivm’s short form base shelf prospectus dated July 16, 2014, filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec as well as the SEC as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Pretivm granted the Underwriters an over-allotment option to purchase up to an additional 2,174,000 common shares at the Offering Price, exercisable for a period of 30 days following closing.

On March 1, 2016, Pretivm announced the closing of the Offering of 28,384,000 common shares at a price of US$4.58 per share for aggregate gross proceeds of US$129,998,720, which included the exercise of the full amount of the over-allotment option of 2,174,000 common shares.

The net proceeds of the Offering will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 2nd day of March, 2016.